June 10, 2010

RE: Get cash now from your Grubb & Ellis Apartment REIT, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Grubb & Ellis Apartment REIT, Inc. investment and regain control of your money.  Right now, MPF will pay you $2.00 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Grubb & Ellis Apartment REIT, Inc. to decide if or when you get your money back. But this offer expires on July 30, 2010, so you must act soon.

Why take advantage of this opportunity today?

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Guarantee your cash now. Grubb & Ellis Apartment REIT, Inc. has an infinite life.  The company says: “We have no current plans to cause shares of our common stock to be listed on any securities exchange … either immediately or at any definite time in the future.”  Sell today and ensure you get your money out from this security.

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Regain control over your investments. It’s your money, but you can’t access it. The company admits: “it will be difficult for our stockholders to sell their shares of our common stock promptly, or at all. If they are able to sell their shares of our common stock, they may only be able to sell them at a substantial discount from the price they paid.”  Now you can move your money into a more liquid investment or simply cash out and pay your bills.

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Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

If you act today, you can get your cash now. We will mail your check within three business days after Grubb & Ellis Apartment REIT, Inc. confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,
[Missing Graphic Reference]
Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires July 30, 2010 (unless extended). So don’t delay. Fill out and mail in the Grubb & Ellis Apartment REIT, Inc. Assignment Form today so we can transfer the Shares and rush you a check.